Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

February 20, 2020

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”)

File Nos. 333-235960 and 811-21449

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on January 17, 2020 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

PROSPECTUS

Cover Page

1.	Comment: Under “Portfolio Contents,” please disclose that municipal securities rated BB+/Ba1 or lower are below investment grade securities.

Response: The Fund will add the requested disclosure.

2.	Comment: Under “Portfolio Contents,” please disclose the extent to which the Fund may invest in below investment grade securities.

Response: The Fund believes that its policy, as written on the cover page, makes clear that the Fund may invest up to 75% of its assets in below investment grade securities:

The Fund may invest up to 75% of its Managed Assets in municipal securities that, at the time of investment, are rated Baa/BBB or lower by at least one nationally recognized statistical rating organization (“NRSRO”), including below investment grade securities (securities rated BB+/Bal or lower), or unrated securities that are judged to be of comparable quality by Nuveen Asset Management, LLC (“Nuveen Asset Management”).

(Emphasis added.) Accordingly, the Fund respectfully declines to add the requested disclosure to the cover page. However, the Fund will add the requested disclosure to the Prospectus Summary (page 1) and to the section entitled “The Fund’s Investments” (page 29).

Prospectus Summary

3.

Comment:  Under “Investment Objectives and Policies,” please disclose that the Fund’s policy to invest at least 80% of its Assets in municipal securities and other related investments the income from which is exempt from regular federal income tax is a fundamental policy of the Fund.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

February 20, 2020

Response:  The Fund will add the requested disclosure.

4.

Comment:  The Staff notes that under “Use of Leverage,” certain information was provided as of October 31, 2019 while other information was provided as of December 31, 2019. Please consider bringing forward the information to be dated as of the most recent practicable date.

Response:  The Fund notes that the information regarding the average liquidation value of the AMTP Shares outstanding and the annualized dividend rate on the AMTP Shares is derived from the Fund’s annual report and therefore is provided as of the Fund’s most recent fiscal year end. The Fund has, however, added more recent information regarding the annualized cost of the Fund’s use of leverage.

5.	Comment: Please define the terms “effective leverage,” “economic leverage,” and “financial leverage” in the disclosure.

Response:  For purposes of simplifying the disclosure, the Fund has determined to remove these terms from the Prospectus.

6.	Comment: Please consider updating the disclosure under “Special Risk Considerations – Other Risks – Recent Market Conditions” to ensure it is current.

Response:  The Fund will make the requested change.

7.	Comment: Please add Taxability Risk disclosure to the Special Risk Considerations section in the Prospectus Summary.

Response:  The Fund will add the requested disclosure.

The Fund’s Investments – Investment Policies, p. 30

8.	Comment: Consider removing or revising the following disclosure from the Prospectus:

The credit quality policies noted above apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue, even if such downgrade causes the portfolio to fall below the 80% threshold. If at any time the Fund falls below the 80% threshold, the Fund’s future investments will be made in a manner that will bring the Fund’s portfolio back into compliance with this policy. In determining whether to retain or sell such a security, Nuveen Asset Management may consider such factors as Nuveen Asset Management’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. A general description of the ratings of S&P, Moody’s and Fitch of municipal securities is set forth in Appendix A to the SAI.

Response:  The Fund will revise the above-referenced disclosure as follows:

Elisabeth Bentzinger

February 20, 2020

The credit quality policies noted above apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue, even if such downgrade causes the portfolio to ~~fall below the 80%~~ exceed its 75% threshold. If at any time the Fund ~~falls below the 80%~~ exceed the 75% threshold, the Fund’s future investments will be made in a manner that will bring the Fund’s portfolio back into compliance with this policy. In determining whether to retain or sell such a security, Nuveen Asset Management may consider such factors as Nuveen Asset Management’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. A general description of the ratings of S&P, Moody’s and Fitch of municipal securities is set forth in Appendix A to the SAI.

Description of Shares – Preferred Shares, p. 71

9.

Comment:  The Staff noted that information regarding the number of AMTP Shares outstanding is provided as of October 31, 2019, but it is provided as of December 31, 2019 in other sections of the Prospectus and SAI. Please consider using December 31, 2019 throughout.

Response:  The Fund will make the requested change.

SAI

Investment Restrictions, p. 1-3

10.	Comment: Please clarify that the Fund will not invest less than 80% of its Assets in municipal securities and other related investments the income from which is exempt from regular federal income tax.

Response:  The Fund will make the requested change.

11.	Comment: Please clarify the following investment restriction, as the Fund may invest in other types of instruments, as described in the Prospectus:

(10) The Fund may not invest in securities other than municipal securities and short-term securities, as described in the Prospectus, except the Fund may invest up to 5% of its net assets in tax-exempt or taxable fixed-income or equity securities for the purpose of acquiring control of an issuer whose municipal securities (a) the Fund already owns and (b) have deteriorated or are expected shortly to deteriorate significantly in credit quality, provided Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), the Fund’s

Elisabeth Bentzinger

February 20, 2020

investment adviser, determines such investment should enable the Fund to maximize better its existing investment in such issuer. For purposes of the foregoing and “Description of Shares—Preferred Shares—Voting Rights” below, “majority of the outstanding,” when used with respect to particular shares of the Fund, means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

Response:  The Fund notes that the original intent of the above-referenced investment restriction was to preclude the Fund from investing in securities inconsistent with the Fund’s investment objectives and policies, such as corporate bonds and equity securities, except to the limited extent noted in the investment restriction. The Fund will add disclosure clarifying that the above-referenced investment restriction is not intended to limit the Fund’s ability to implement its investment strategies as described in the Prospectus.

12.	Comment: Consider removing the underlined portion of the following disclosure if it is not applicable:

Except for the limitations on borrowings set forth in subparagraph (3), the restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Response:  The Fund will make the requested change.

PART C

13.	Comment: Please confirm supplementally that the Fund will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response:  The Fund so confirms.

*************

Elisabeth Bentzinger

February 20, 2020

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget

encl.